Exhibit 99.4

REFINITIV STREETEVENTS EDITED TRANSCRIPT MG.TO - Q4 2021 Magna International Inc Earnings Call EVENT DATE/TIME: FEBRUARY 11, 2022 / 1:00PM GMT REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2022 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 'Refinitiv' and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies.

FEBRUARY 11, 2022 / 1:00PM, MG.TO - Q4 2021 Magna International Inc Earnings Call CORPORATE PARTICIPANTS Louis Tonelli Magna International Inc. - VP of IR Patrick W. D. McCann Magna International Inc. - Executive VP & CFO Seetarama Swamy Kotagiri Magna International Inc. - CEO & Director Vincent Joseph Galifi Magna International Inc. - President CONFERENCE CALL PARTICIPANTS Adam Michael Jonas Morgan Stanley, Research Division - MD Brian Arthur Johnson Barclays Bank PLC, Research Division - MD & Senior Equity Analyst Christopher Patrick McNally Evercore ISI Institutional Equities, Research Division - MD Colin M. Langan Wells Fargo Securities, LLC, Research Division - Senior Equity Analyst Dan Meir Levy Crédit Suisse AG, Research Division - Director & Senior Equity Research Analyst Itay Michaeli Citigroup Inc., Research Division - Director & Global Head of Autos Sector John Joseph Murphy BofA Securities, Research Division - MD and Lead United States Auto Analyst Mark Neville Scotiabank Global Banking and Markets, Research Division - Analyst Mark Trevor Delaney Goldman Sachs Group, Inc., Research Division - Equity Analyst Michael W. Glen Raymond James Ltd., Research Division - Equity Research Analyst Peter Sklar BMO Capital Markets Equity Research - Analyst Shreyas Patil Wolfe Research, LLC - Research Analyst PRESENTATION Operator Greetings, and welcome to the Q 4 and year - end 2021 results and 2022 outlook . (Operator Instructions) As a reminder, today's call is being recorded, Friday, February 11 , 2022 . Now I would like to turn the conference over to Louis Tonelli, VP of Investor Relations . Please go ahead . Louis Tonelli - Magna International Inc . - VP of IR Thank you . Hello, everyone, and welcome to our conference call covering our ' 21 results and our 2022 outlook . Joining me today are Swamy Kotagiri, Vince Galifi and Pat McCann . Yesterday, our Board of Directors met and approved our financial results for 2021 as well as our financial outlook . We issued a press release this morning outlining each of these . You'll find the press release, today's conference call webcast, the slides presentation go along with the call and our updated quarterly financial review all in the Investor Relations section of our website at magna . com . Just before we get started, this is a reminder, the discussion today may contain forward - looking information or forward - looking statements within the meaning of applicable securities legislation . Such statements involve certain risks, assumptions and uncertainties which may cause the company's actual or future results and performance to be materially different from those expressed or implied in these statements . Please refer to today's press release for a complete description of our safe harbor disclaimer . Please also refer to the reminder slide included in our deck today related to our commentary . 2 REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2022 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 'Refinitiv' and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies.

This morning, we will cover our ' 21 highlights as well as our Q 4 results . We'll then provide our ' 22 outlook and lastly run through our financial strategy . And with that, I'll pass it over to Swamy . Seetarama Swamy Kotagiri - Magna International Inc . - CEO & Director Thank you, Louis . Good morning, everyone . We've been busy over the last few days, taking our Board through our annual results and our business plans . Today, I'll recap 2021 , comment on our results and address our outlook . 2020 was a very challenging year that was dominated by the global turmoil caused by COVID . In 2021 , the auto industry was severely impacted by supply chain disruptions, most notably the lack of availability of semiconductor chips . Once again, we found ourselves working closely with our customers to manage through the challenges to mitigate the impact on production . While I'm not happy with our financial results in 2021 , when I sit back and think about the efforts and performance of our team, whether it be winning new businesses, launches or other operational excellence activities, I was extremely pleased with the results we achieved . It is a testament to our people that we manage through yet another difficult operating environment . Our culture of collaboration and execution comes through once again in ' 21 . In 2020 , the first half of the year was severely impacted by COVID - related production shutdowns globally, while the second half saw a strong vehicle production rebound . In each of the first 3 quarters of 2021 , we experienced sequential weakening of vehicle production as the semi chip availability became progressively worse . In addition to the lower production, inefficiencies driven by the unpredictable production schedules of our customers drove higher - than - typical decremental margins . The fourth quarter saw some sequential recovery in production but global volumes were still down 17 % from the fourth quarter of 2020 . As a result of this cadence, our sales of $ 9 . 1 billion in the fourth quarter of 2021 were down 14 % year - over - year . However, organic sales outperformed our underlying markets by 6 % in the quarter . EBIT margin declined year - over - year to 5 . 6% , while increasing from 2 . 9 % in Q 3 . Our adjusted EPS was $ 1 . 30 for the quarter . And free cash flow in Q 4 was $ 729 million, ending the year at $ 1 . 3 billion . Now let us look at some highlights for 2021 . Keeping our employees safe throughout the pandemic has been and will continue to be our top priority . We have been evolving and updating our protocols and facilitating testing and vaccination programs globally to help protect the health and safety of our employees . We remain focused on three key priorities : Building awareness ; creating an inclusive workforce, including through training and leveraging tools and recruiting to help remove any bias during screening . To continue to cultivate a culture of learning, we have launched several new education programs for employees facilitating further development . And among the many awards we received, Magna has been recognized for the fifth consecutive year being named Forbes World's Best Employer for 2021 . We never lost sight of the importance of operational excellence . Last year, we committed to being carbon neutral in our European operations by 2025 and globally by 2030 . This should place us among industry leaders in Europe and North America . We managed through the year - long supply chain challenges while working diligently with our customers to minimize production disruptions . And our focus on operational excellence and innovation led to customer recognition . Last year, we received our highest ever customer recognition awards, 122 in total . Now let me comment on growth . We outgrew our market in 2021 by 4% . This exceeded the outgrowth we anticipated in our initial outlook last year . In fact, we achieved that outgrowth in each of our major regions : North America, Europe and Asia . And we launched new technologies that have significant growing addressable markets, namely e - drives, advanced driver assist systems and EV battery enclosures . We expect these product areas to keep driving our growth for many years to come . FEBRUARY 11, 2022 / 1:00PM, MG.TO - Q4 2021 Magna International Inc Earnings Call 3 REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2022 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 'Refinitiv' and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies.

Finally, I would like to touch on our innovation . We demonstrated the successful commercialization of our innovation activities over the past few years . We were awarded new business in a number of core areas . This includes a recently announced driver monitoring system for a German - based OEM . We won the CES Best Innovation Award for our icon digital RADAR, which is going into production this year . We also continued to expand our collaboration with a growing ecosystem of entities to help accelerate time to market for our innovative products . And lastly our commitment to innovation continues . Over the past year, we increased investments in megatrend areas to position us for the future . Normally, I will be passing off to Vince, and I've heard this statement over many years, Don did it and I did it for the last quarter . He is here with us . Instead, I'll pass the call to Pat McCann, our new CFO, who will first take us through the financials . But before I do, I would like to thank Vince for continuing to be a mentor to both Pat and I . Pat? Patrick W . D . McCann - Magna International Inc . - Executive VP & CFO Thanks, Swamy, and good morning, everyone . I hope everyone is staying safe and healthy . I'm happy to be speaking with all of you as CFO . I would like to start by thanking Vince, who has helped me immensely over the years and have supported me while I have prepared for my new role . It will be evident that Swamy, Vince and I are fully aligned on Magna's disciplined returns - based approach to capital allocation . Today, I will cover our financial results for the fourth quarter and full year 2021 . I'll do a shorter - than - usual version of our quarterly review to allow more time to cover our outlook and financial strategy . More detail on our financials is included in the appendix . As Swamy said, both 2020 and 2021 were impacted by significant global events . ' 20 was affected by COVID - related production shutdowns, particularly in the first half of the year . 2021 was impacted by semi chip shortages . Overall, global light vehicle production only increased 4 % in ' 21 . Our consolidated sales rose 11 % year - over - year . On an organic basis, our sales increased 5 % compared to a weighted global production increase of 1% , driving a 4 % weighted growth over market for the year . Mainly as a result of the higher year - over - year sales, our adjusted EBIT margin and EPS also rose . For the fourth quarter, global light vehicle production declined 17 % as a result of year - over - year reductions of 20% , 28 % and 10 % in North America, Europe and China, respectively . On a Magna - weighted basis, production declined 20 % in the fourth quarter compared to Q 4 2020 . Consolidated sales were $ 9 . 1 billion compared to $ 10 . 6 billion in Q 4 2020 . We had strong relative sales performance in the quarter with organic sales outperforming weighted production by 6% , largely as a result of the lower year - over - year sales, adjusted EBIT and EPS declined from the fourth quarter of 2020 . As with the past couple of quarters, a more informative comparison is reviewing sequential results . Comparing Q 4 to Q 3 of 2021 , global light vehicle production was up 21% , driven principally by China and Europe as chip - related production shutdown subsided to some degree . Our sales were up 15 % due to higher production and the launch of new programs, partially offset by negative program mix and foreign currency translation . All of our segments experienced sequential increases in sales . Comparing the third quarter to the fourth quarter of 2021 , our adjusted EBIT increased from $ 229 million to $ 508 million, and EBIT margin rose from 2 . 9 % in Q 3 to 5 . 6 % in Q 4 . The adjusted EBIT increase reflected a number of factors : Higher earnings on increased sales, the $ 45 million provision on engineering contracts with Evergrande recorded last quarter, government R&D incentives received this past quarter and higher commercial settlements . These were partially offset by higher input costs and increased transactional foreign exchange losses . I will now review our cash flows and investment activities . During the fourth quarter of 2021 , we generated $ 849 million in cash from operations before changes in working capital and an additional $ 502 million in working capital . Investment activities in the quarter included $ 549 million in fixed assets ; a $ 105 million increase in investments, other assets and intangibles ; $ 63 million to finalize the LG Magna joint venture ; $ 31 million for a small acquisition ; and $ 45 million in public and private equity investments . Free cash flow was $ 729 million in Q 4 . We also repurchased $ 251 million of our common shares and paid $ 127 million in dividends . Growing our dividend as part of our stated financial strategy . And yesterday, our Board approved a 5 % increase in our quarterly dividend to $ 0 . 45 per share, reflecting the Board and management's FEBRUARY 11, 2022 / 1:00PM, MG.TO - Q4 2021 Magna International Inc Earnings Call 4 REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2022 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 'Refinitiv' and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies.

collective confidence in the outlook for our business . We have increased our dividend per share at an average growth rate of 12 % going back to 2020 . And now, I will pass it to Swamy for a few introductory comments before getting into the specifics of our outlook . Seetarama Swamy Kotagiri - Magna International Inc . - CEO & Director At our investor event last April, I articulated our go - forward strategy for growth . We are on track with our strategy to further strengthen our position in megatrend areas, drive operational excellence, and look to leverage our unique position in the industry to unlock new opportunities . I look forward to giving you the details of our progress at our investor event in May . But today, I'm going to focus on our 3 - year outlook, which I'm really excited about . It reflects our go - forward strategy to remain a leader in mobility . You're going to see that we continue to increase our investments in megatrend areas, and that much of the growth associated with these investments will be realized beyond our outlook period . Specifically in the outlook, we see both tailwinds and headwinds . In terms of tailwinds, we are launching content on a number of new programs, which is contributing to sales growth . I will come back to that shortly . Related to last year's outlook, we have an increase in business awards and are seeing opportunities in megatrend areas, particularly electrification and autonomy . With the current robust auto demand and low dealer inventory levels, we expect a favorable production environment extending into 2024 . And our operational excellence initiatives are expected to contribute to margin improvement through our outlook period . In terms of headwinds in our outlook, we expect continued semiconductor supply constraints to impact production in ' 22 . The supply chain in general remains relatively vulnerable, which could also impact vehicle production . And our business is facing inflationary input cost impacts in areas such as commodities, labor, energy, logistics and other areas, some of which are expected to be short term in nature and others being more enduring . We expect weaker operating results in the first half of the year relative to the second primarily as a result of semiconductor availability, which negatively impact production more significantly in the first half . So how does all of this translate in our key financial metrics? We expect to continue strong sales growth through our outlook period and we have confidence in our outlook . About 90 % of our 2024 sales are already booked . In spite of inflationary input cost pressures and increased engineering activities in megatrend areas, margins are expected to expand in each year of our outlook . Our engineering investments in megatrend areas should increase to an average of about $ 900 million annually before customer recoveries . Capital spending is also expected to increase largely as a result of investments to support the growth in our outlook . Lastly, free cash flow generation from our business is expected to remain strong, reflecting our operating performance and our disciplined approach to investment . This should allow us to further invest for growth and return capital to shareholders . The industry is undergoing a significant shift towards electrified powertrains . In particular, OEMs are bringing an increased number of [BES] to market . We have been communicating for some time now that the vast majority of our product portfolio is powertrain agnostic and the electrification is, in fact, an opportunity for us . And Magna has significant content on electric vehicles that are launching this year across the globe . Just to name a few, we have over $ 3 , 500 in content on the Cadillac Lyriq, about $ 2 , 000 on the F - 150 Lightning, about $ 1 , 000 on BMW iX, about $ 500 each on Xpeng and Smart SUVs and around $ 900 on the NIO ES 7 . These vehicles shown are well above our average content in the respective markets . These are just some of the many vehicle launches around the world that are contributing to the sales growth in our outlook . With that, I will pass it back to Pat . FEBRUARY 11, 2022 / 1:00PM, MG.TO - Q4 2021 Magna International Inc Earnings Call 5 REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2022 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 'Refinitiv' and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies.

Patrick W . D . McCann - Magna International Inc . - Executive VP & CFO Thanks, Swamy . Let me start with the key assumptions on our outlook . Our outlook reflects increased vehicle production in each of our key regions relative to 2021 . In North America and Europe, our two largest markets, volumes in 2022 remained well below levels experienced in 2019 , pre - COVID . And China production is also slightly lower . However, we expect increased production through 2024 . We assume exchange rates in our outlook will approximate recent rates . This reflects a weaker euro relative to ' 21 , which negatively impacts our reported sales going forward . I will start with our consolidated outlook . We expect consolidated sales to grow by 7 % to 9 % on average per year out to 2024 , reaching $ 44 . 6 billion and potentially as high as $ 47 . 1 billion . The growth is driven by higher vehicle production and content growth, including as a result of many new technologies across our portfolio . These are partially offset by foreign exchange, the end of production on certain programs and net dispositions . On an organic basis, we expect consolidated sales to grow between 8 % and 10 % on average per year out to 2024 . Excluding complete vehicles, we expect our organic sales to grow between 10 % and 12 % on average . In addition, we are expecting significant sales growth from unconsolidated joint ventures over the next few years including from our LG e - powertrain joint venture, our integrated e - Drive JV in China and a new seating joint venture in North America . We expect our consolidated margin to expand in 2022 and then again out to ' 24 . Relative to ' 21 , our 2022 margin benefits from contribution on higher sales, lower production inefficiencies from unpredictable OEM production schedules and operational excellence initiatives . These are expected to be partially offset by higher input costs and engineering investments to support new program awards and to capitalize on growing opportunities in megatrend areas . We also expect a meaningful step up in margins in ' 23 . This is largely driven by contribution on higher anticipated sales, operational excellence initiatives and lower application engineering in megatrend areas . And we expect additional margin expansion in ' 24 primarily driven by higher sales and operational excellence initiatives . Many of the same factors that are impacting consolidated sales and margins out to 2024 are also impacting our segments . In the interest of time, we will not run through the segment detail . However, they are included in the appendix and we're happy to discuss any questions on them . Next, I would like to cover some of the highlights of our financial strategy . We have been consistent in communicating our capital allocation principles over the years, and I would like to reiterate these now . We want to maintain a strong balance sheet, ample liquidity and high investment - grade ratings, invest for growth through organic and inorganic opportunities along with innovation spending and return capital to shareholders . Over the last couple of years, our capital spending has been below normal levels as a result of the environment . As we get into our outlook period, spending reflects the capital required to support the growth in sales . We expect capital spending to be approximately $ 1 . 8 billion for 2022 and remain relatively level out to ' 24 . We expect further strong free cash flow totaling about $ 6 billion over the next 3 years . In summary, we are executing our go - forward strategy . We plan to further grow our business with particular sales acceleration in megatrend areas, execute on our plans to expand margins, including through operational excellence, generate solid free cash flow to further fuel growth and return capital to shareholders and accelerate investments to support growth on the car of the future . We hope to see many of you in May at our investor invest where we will elaborate on our go - forward strategy . Thanks for your attention . We'll be happy to answer your questions . FEBRUARY 11, 2022 / 1:00PM, MG.TO - Q4 2021 Magna International Inc Earnings Call 6 REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2022 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 'Refinitiv' and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies.

FEBRUARY 11, 2022 / 1:00PM, MG.TO - Q4 2021 Magna International Inc Earnings Call QUESTIONS AND ANSWERS Operator (Operator Instructions) And we'll proceed with our first question on the line with Mr . John Murphy of Bank of America Merrill Lynch . John Joseph Murphy - BofA Securities, Research Division - MD and Lead United States Auto Analyst Pat, welcome to the call . Just -- a first question, if I look at Slide 23 , which is your light vehicle production assumptions and Slide 25 , your 2024 sales, it looks like your sales through -- - from ' 21 to ' 24 growing largely or essentially right in line at the midpoint with production . So I'm just curious, it seems like the growth above market that you had kind of fades away in your outlook . And it looks like it's complete vehicle assembly largely . But I just -- what's the key driver? Is it there just the mix? Or what's going on there? Patrick W . D . McCann - Magna International Inc . - Executive VP & CFO Yes . If you go back, John, to where we were -- what we were expecting in 2021 , we are sort of flat relative to production . Our organic growth at the end of the year is plus 4 . So starting point is higher for one thing . We also said that our expectation for the ' 21 to ' 24 time frame is like 1 % to 3 % on average per year . If you look at excluding the impact of complete vehicles, which has had an impact on our overall growth, we're back at the kind of 1 % to 3 % per year in the ' 21 to ' 24 time frame . So certainly, complete vehicles is negatively impacting our overall growth rate . And we're not talking about here is unconsolidated sales, which is growing significantly over our time period . John Joseph Murphy - BofA Securities, Research Division - MD and Lead United States Auto Analyst Yes . Yes . That helps quite a bit . And just a second question . I mean, as the automakers are focusing more and more on AV and EV investments . There's this idea, and I think this makes a lot of sense that they are going to outsource more and more parts of the vehicle, even outside those systems, which really lays in the sweet spot of Magna and your business . I'm just curious if you're seeing any incremental quoting on class A stampings, if you will, or other parts where there might be greater opportunity for you to take on more and more of the vehicle as they focus their investment dollar and even capital on AVs and EVs? Seetarama Swamy Kotagiri - Magna International Inc . - CEO & Director John, this is Swamy . As we see today, definitely, from a perspective of capabilities and capacity, we are well positioned if that comes through . But as we sit here today and look at the cadence of the sourcing activity, we don't see a significant shift as of yet, but that is to be seen . But like you said, if you look at what we have in terms of footprint and capabilities, we should be well positioned to address that piece . John Joseph Murphy - BofA Securities, Research Division - MD and Lead United States Auto Analyst Got it . And then just lastly, I apologize on the outlook, one more question on the 8 . 1% , 8 . 6 % range . It's the same as what you're expecting in ' 23 , we're looking at a little bit higher revenue base . I mean, is this the ultimate margin as sort of this 8 . 1% , 8 . 6 % range? You think that Magna tops out at? Or is there potential over time as you grow in the business mix maybe shifts to potentially even get higher on margins? 7 REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2022 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 'Refinitiv' and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies.

Patrick W . D . McCann - Magna International Inc . - Executive VP & CFO John, when we think about the margin here, I think there's so many components we have to consider mix . I think the one thing that's changed year - over - year is some of the input costs have increased . When we do go out, we see significant input cost increases in ' 22 . Some of those costs will stabilize, I would say, as we go through the outlook period . Some of them won't . When we think about labor, I think there's been a reset to some degree on the labor cost, whereas others will come off . We've also seen a step - up in our investments for megatrend areas, which is going to impact our margins in the short term, but going to drive growth in the longer term . John Joseph Murphy - BofA Securities, Research Division - MD and Lead United States Auto Analyst Got it . And I'm sorry, if I could sneak in one more, just on the Ambassador Bridge . It's not because you guys are Canadians, although you probably have a better perspective than I do as a New Yorker, what's going on up there . But I mean, are you running into any issues with, I mean, it's not shipping -- it's trucking, and any kind of disruption around that? Or is that just a hiccup that you guys will be able to work through and the industry you think will work through? Seetarama Swamy Kotagiri - Magna International Inc . - CEO & Director I think in the long term, I'm sure we'll work through . But as of right now, there is -- we're constantly monitoring it, John . And there is -- some of the OEM customers have had to idle or cut production requirements . They're adjusting, I should say, the production schedules . And we're kind of starting to see some initial impact in some areas versus the other, for example, (inaudible) facilities and so on . So we're watching it closely . I definitely hope that it will get resolved quickly . Operator We'll get to our next question on the line from the line of Adam Jonas with Morgan Stanley . Adam Michael Jonas - Morgan Stanley, Research Division - MD It's so interesting your outlook is so balanced compared to many of your OEM customers that are guiding for really significant increases in margin over the next few years . So it's a nice dose of reality . Swamy, where are you most concerned? You highlighted commodities . I mean, amongst the commodities, and particularly metals, what's giving you the most concern right now? Seetarama Swamy Kotagiri - Magna International Inc . - CEO & Director I think it's a mix a little bit, Adam, as you look at the stuff . Some of the commodities like steel, we are on resell, a significant portion of it . Some of it we have in the free market . A large part of resin also on resell . Some of it is not, especially the polyethylene - based specialty resins and so on and so forth . A little bit on aluminum and copper . But most of the times, we are indexed on resale program . And the rest, we have to manage through as the market is fluctuating . But I wouldn't say one is significantly different than the other . There's a bunch of commodities that we are closely monitoring . And the supply is going to be one of the key things that we have to look at and how our tiered suppliers are managing that is going to be also an important thing to closely monitor . FEBRUARY 11, 2022 / 1:00PM, MG.TO - Q4 2021 Magna International Inc Earnings Call 8 REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2022 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 'Refinitiv' and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies.

Adam Michael Jonas - Morgan Stanley, Research Division - MD And then just a follow - up on Steyr . You have -- and Graz, very highly anticipated launch for this November . Was curious if there was -- if that looked on track from your perspective or anything you wanted to call out there? And what are -- any update on plans or timing or milestones regarding your decision of a North American contract manufacturing location? Seetarama Swamy Kotagiri - Magna International Inc . - CEO & Director For the anticipated launch, we are -- both the teams are working together well and progressing well, I should say, Adam, right? But more specifics, I would leave for the OEM to comment . In terms of looking just at various opportunities in Graz, they continue . In the North American footprint, like I've said before, very open to the idea of having the footprint here . As I've always said, I think it's important to have a little bit of visibility on the product plan, even though it starts off at a lower volume if there is enough visibility in the long term . I think we'll be looking forward to have their footprint in North America . Operator We'll get to our next question on the line from Itay Michaeli from Citigroup. Itay Michaeli - Citigroup Inc., Research Division - Director & Global Head of Autos Sector First question, just wanted to go into the -- some of the incremental investments you're making this year on the megatrends . I was hoping you could quantify kind of the year - over - year impact there . It sounds like that's mostly in power solution -- power and vision . Maybe, Swamy, talk about some of the opportunities for revenue from these investments coming beyond, I think, 2024 . I hope you could maybe quantify or talk about kind of where specifically you are investing on the EV and autonomy side? Seetarama Swamy Kotagiri - Magna International Inc. - CEO & Director Yes, Itay. I think, as you said, a lot of the investment that we're talking about is in that region from an engineering investment perspective. If you look at the electrification side of things, between the -- I think if you look at the overall managed sales, by 2024 , we are going to be in the $ 2 billion range . And in our LG joint venture that we talked about, we continue to see a 50 % CAGR over the next -- or during the planned period, I should say . In the ADAS area, last we talked about, 20 - plus percent CAGR . And as we look at the plan period now from ' 21 to ' 24 , we are even seeing a 30 % CAGR . So I would say the investments that we have made and the platform technologies are starting to yield results, and we continue to see that going forward . Specific areas, e - drives, larger addressable market for us, like we said before, not just the all - wheel drive, 4 - wheel drive . Now, we are looking at all drives . So that is an expanded addressable market . On the ADAS side, we have, as we said, the building blocks in terms of the sensor suite, the compute and the software infusion capabilities . I briefly mentioned about our RADAR going into production and also a program with a German OEM on the driver monitoring system, and we also continue to see further traction in that product line . FEBRUARY 11, 2022 / 1:00PM, MG.TO - Q4 2021 Magna International Inc Earnings Call 9 REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2022 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 'Refinitiv' and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies.

Patrick W . D . McCann - Magna International Inc . - Executive VP & CFO And Itay, I think the other thing we should consider when we talk about investments in megatrend areas, there's the portion that flows through P&L as gross engineering expense . The other part that's -- and that's primarily in our P&V segment, as you pointed out . The other large investment we're making is in our BES segment, and that's primarily in the form of capital as we launch battery enclosures . So we're investing now for battery enclosures that are going to be launching throughout the outlook period . We recently started the launch of the Hummer here in Michigan . Itay Michaeli - Citigroup Inc . , Research Division - Director & Global Head of Autos Sector That's all very helpful . And just a quick follow - up, and I apologize if I did miss it before, but I was hoping we can go through the bridge and complete vehicle assembly between kind of the prior outlook for 2023 that you had versus the updated outlook today for kind of the top line and margins as well? Louis Tonelli - Magna International Inc . - VP of IR Yes . If you look at 2023 , we had -- we would have had the BMW 5 Series in there for most of the year, and that continues to be the case for 2024 and I would drag another year . So that program if it ends in ' 23 , if -- it's not into ' 24 . Now we do have the Fisker program that launches, but there's different accounting . So you have always had kind of a full cost accounting and value - added accounting . Well, that's the 5 Series, a full cost basis . So a much higher unit -- price per unit and the Fisker program is on a value - added basis, so much lower unit price . So even though the volumes in the plant are not that significantly different, but the revenues are quite different . Operator We'll get to our next question on the line from Peter Sklar with BMO Capital Markets . Peter Sklar - BMO Capital Markets Equity Research - Analyst Just looking at your initial 2024 guidance, you're showing a lot of equity income growth over the plan period . I take if that's coming from some of these joint ventures, the partnership with LG, the partnership with HASCO . So I'm not surprised that the revenue is ramping up, but I was surprised at the growth of equity income, given that there would be initial ramp periods as those joint ventures begin to build . So just wondering if you could add a little flavor on what's driving the equity income growth? Patrick W . D . McCann - Magna International Inc . - Executive VP & CFO Peter, it's Pat . I think when you look at the equity income, what I would consider, you're right, a lot of the growth is coming from those joint ventures . And what you have to consider is in the early -- where we are today is we're investing heavily, the engineering spend to launch a lot of these programs in the EV markets . When we get out to 2024 , a large portion of these programs will be launched generating revenues . So it's a combination of lower application engineering in the future, combined with margin on sales that are going to be generated . FEBRUARY 11, 2022 / 1:00PM, MG.TO - Q4 2021 Magna International Inc Earnings Call 10 REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2022 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 'Refinitiv' and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies.

Louis Tonelli - Magna International Inc . - VP of IR I mean, the LG joint venture already has sales and it's ramping up pretty significantly . So there's investment there . HASCO launched the Volkswagen program last year, continues to ramp up and there's another program that launches next year . So it's going to start having more higher sales . And so there's a change in the results as a result of the drive, the sale being much higher . Peter Sklar - BMO Capital Markets Equity Research - Analyst Okay . Another question I had is, I'm a little lost on how many e - drive awards you've received and have announced . Like just I forget when it was, I think it was last week or recently, you issued the press release on the Volkswagen platform where you're providing the secondary drive . So as I recall last time you spoke up three major e - drive awards and it's the Volkswagen program you talked about last week, is that part of that? Or is that a fourth program? Maybe you could just review where you are on e - drive awards? Louis Tonelli - Magna International Inc . - VP of IR Yes . Peter, happy to do that . You're right . The Volkswagen program is the first e - drive program, and we have talked about that before . We have another program, as I just said, that's launching in HASCO next year, that will be the second . And then last year, we were awarded two additional e - drive programs that include both the primary and secondary drives . So we have four currently . Lots of conversations . In fact, there's an acceleration in conversations with customers over the last 12 months, and that's mainly due to all the focus on EVs . And certainly, the LG partnership is a driver there . And we're looking at a bunch of additional quotes for this business . Peter Sklar - BMO Capital Markets Equity Research - Analyst Okay . And the LG partnership, is that for components for the e - drive system? Or will the joint venture do the entire e - drive system? Or a bit of both? Louis Tonelli - Magna International Inc . - VP of IR It's both, Peter, if you recall, it's for components, but also with any Japanese or Korean customers, they're responsible -- LG joint venture is responsible as the Tier 1 on the e - drive side . Peter Sklar - BMO Capital Markets Equity Research - Analyst Okay . And then just lastly, on the complete vehicle assembly where results were pretty strong in terms of operating income . You attributed that partially to government research and development incentives . I'm just wondering what they're related to and what was the magnitude -- those incentives must have been pretty significant if you called them out? Patrick W . D . McCann - Magna International Inc . - Executive VP & CFO Yes, Peter, they're basically R&D credits, similar to what you would see here in Canada . The way that program is structured in Austria, they do run through EBIT . The number is in the range of about $ 20 million, and it's a little bit more significant than we're used to because it covers out - of - period amounts as well . Operator We'll get to our next question on the line, from the line of Chris McNally with Evercore ISI . FEBRUARY 11, 2022 / 1:00PM, MG.TO - Q4 2021 Magna International Inc Earnings Call 11 REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2022 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 'Refinitiv' and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies.

Christopher Patrick McNally - Evercore ISI Institutional Equities, Research Division - MD Just a follow - up on the margin question for Power & Vision and Body . On Power & Vision, you talked about the engineering up spend in ' 22 . Can you just talk about -- is that the majority of the margin hit year - over - year? Or is it equally shared with things like component costs? Louis Tonelli - Magna International Inc . - VP of IR So if you repeat the question, Peter -- sorry, Chris? Christopher Patrick McNally - Evercore ISI Institutional Equities, Research Division - MD Yes . The down margin year - over - year in Power & Vision, you talked about the increased spending for R&D, ADAS programs, is that the majority of the hit? Or is if we were to rank order components, higher to prices and things like that are also a headwind? Seetarama Swamy Kotagiri - Magna International Inc . - CEO & Director Just trying to find the right page, Chris, to get to what you're referring . Just give us a ... Louis Tonelli - Magna International Inc . - VP of IR If you look at Power & Vision, I think what you're seeing terms of the big impacts to the margin are going to be the inflationary input costs . And a big chunk of the engineering spend is coming through in 2022 . So that those are the two biggest drivers of the decrease in margin in ' 22 . Christopher Patrick McNally - Evercore ISI Institutional Equities, Research Division - MD Okay . Perfect . And then Body where obviously things normalize pretty quickly next year? Could you just talk about how raw materials are flowing through? Obviously, you have steel recovery and you also have steel scrap . Just talk about some of the tailwinds there that get back your margin to sort of this 8 % plus typical range . Patrick W . D . McCann - Magna International Inc . - Executive VP & CFO Chris, it's Pat . When I think about the BES segment, you're right, it's primarily a steel story with some resin on the exterior side . Specifically on the steel, we are primarily covered via resale or indexing programs, and we do have a benefit of being able to resell scrap steel in the market . Those markets tend to go together . So as we see steel coming off in the future, scrap recoveries will probably move in tandem, maybe a little bit quarterly delay or whatnot . I think the biggest driver when you look at the margin increasing from the 5 . 7 % in ' 21 , it's really driven by higher sales . And the other factor is we're expecting some stability to come back into the production schedules from our OEM customers . So if you recall, in ' 21 , we did have some fairly high decrementals when you have these big capital - intensive plans . And when we return back, I think that's driving the majority of that improvement . Christopher Patrick McNally - Evercore ISI Institutional Equities, Research Division - MD Okay . That's great . So lower risk on raws . And then my final question, just on Steyr . I think it's been asked a couple of times, but I just wanted to clarify . In your slides, I think on Slide 53 , you have the volumes basically in like a 130 , 000 to 140 , 000 unit range for 2024 . As far as I know, I think the capacity is around 200 , 000 . Is the Fisker number in there because we're -- I guess what I'm trying to wonder is with the BMW rolling off and all the FEBRUARY 11, 2022 / 1:00PM, MG.TO - Q4 2021 Magna International Inc Earnings Call 12 REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2022 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 'Refinitiv' and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies.

opportunities you have, could you fill that capacity over the next couple of years? Or are we getting close to the point where you'd make a go, no - go decision on a new North American facility? Seetarama Swamy Kotagiri - Magna International Inc. - CEO & Director So Chris, I think I would say, again, depending upon the mix and what the requirements are in the assembly and the paint and so on, I would take the capacity roughly to be around 170 , 000 to 180 , 000 in Graz and similar number in our joint venture in China . So I think as the BMW rolls off, we talked about the Fisker just starting at the end of this year and slowly ramping into ' 23 and ' 24 . So there is a little bit of a transitionary time as BMW comes off, right, and Fisker ramps up and we continue to have many discussions on different variants and OEMs . So it's a lumpy business . It goes through the cycle, and we're having a whole bunch of conversations to utilize the capacity appropriately . Louis Tonelli - Magna International Inc. - VP of IR And Fisker is in -- Fisker is in there . So you don't have -- there's only maybe 30 , 000 capacity there . If another big program came, you would need a significantly more capacity . Operator Your next question on the line from Dan Levy from Credit Suisse. Dan Meir Levy - Crédit Suisse AG, Research Division - Director & Senior Equity Research Analyst First, I wanted to go back on one of the earlier questions of the fact that the margin guide for ' 24 is flat versus ' 23 despite the higher revenue . I think you mentioned increased commodities and I assume that, that's just a broader [capture] for input cost . So maybe you can just elaborate a bit more on that . So if we're just thinking about input cost or cost inflation, what's in that bucket? How much cost inflation did you see in 2021 ? What are you assuming for 2022 ? What are you assuming beyond? And then what's the mitigation? What are you assuming on mitigation of those costs? Or are those costs all sticky? Patrick W . D . McCann - Magna International Inc . - Executive VP & CFO So -- sorry, Dan, it's Pat again . So if we think about the -- I think your statement is correct . I would view it primarily as just higher input costs . And when we think about those higher input costs, it's going to cover items such as commodities, whether it's steel or resins . And when I talk about steel, obviously, that's on a net basis . We have resin, we would have copper, aluminum . But we also have areas such as freight, energy costs . We're seeing an uptick, primarily in Europe . And outside of third - party costs, we're also seeing an uptick in labor costs . And the labor cost in ' 21 were primarily more in the form of retentions or whatnot . What we're seeing as we go into ' 22 is we are experiencing higher than historical wage increases in various parts of the world . So coming back to the numbers, if you think about 2021 , from that -- if we go back compared to 2020 , our uptick of input cost is probably in the range of about $ 80 million, of about $ 80 million $ 50 million related primarily to its commodities and third party costs and $ 30 million would be primarily labor . As we roll forward into 2022 , the additional uptick is in the range of about $ 275 million, and that split would be $ 190 million on commodities and the balance on labor primarily . FEBRUARY 11, 2022 / 1:00PM, MG.TO - Q4 2021 Magna International Inc Earnings Call 13 REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2022 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 'Refinitiv' and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies.

Dan Meir Levy - Crédit Suisse AG, Research Division - Director & Senior Equity Research Analyst And then on ... Patrick W . D . McCann - Magna International Inc . - Executive VP & CFO Sorry, Dan, just to want to catch off . But sort of the first part of your question, when you're looking at the margin being flat from ' 23 to ' 24 , when you start thinking about commodities, they tend -- they -- we're expecting them to come off . Labor's stickier . And when you look at ' 23 to ' 24 , I think we do have an uptick on our labor cost that is going to stick . Louis Tonelli - Magna International Inc . - VP of IR But we do a higher uptick in engineering through that period, I mean that's impacting the business in the short term. Dan Meir Levy - Crédit Suisse AG, Research Division - Director & Senior Equity Research Analyst Okay. So you're assuming full mitigation of the commodities or some of the commodities to come off, correct? . Patrick W. D. McCann - Magna International Inc. - Executive VP & CFO Yes. Yes, we have -- we've assumed in our plan that we have some recoveries. But the numbers I pointed out are on a net basis. Dan Meir Levy - Crédit Suisse AG, Research Division - Director & Senior Equity Research Analyst Okay . And then next question is just on the LG JV, and I see the Power & Vision equity income and it's coming up . Maybe you could just provide some comments on the underlying profit because I think, Swamy, you mentioned earlier that it's 50 % CAGR . But if I just compare the equity income from ' 21 to ' 24 , it appears like it's a slight uptick . So is that just a reflection that you're getting the revenue, but it's still not a steady - state margin by 2024 ? Louis Tonelli - Magna International Inc . - VP of IR I think it's fair to say that we're still investing in -- like we get to 2024 . Unfortunately, we don't control the joint venture, and we're not able to get into what the profitability is . We clearly, we're in heavy investment mode and over time, with the sales growth, we'll get contribution, but we can't comment on the impact . We also have, in our equity income, one of our joint ventures, which is planning pretty conservatively, it's conservative on the amount of recoveries that they intend to get or expect to get from customers . So that's impacting equity income in the short term . Dan Meir Levy - Crédit Suisse AG, Research Division - Director & Senior Equity Research Analyst Okay . And then just lastly, maybe you could just provide a quick comment on the free cash . You're guiding to something flat to slightly below ' 21 . I realize a big part of that is higher CapEx . But it seems like the EBIT increase should more than offset that . So maybe you could just provide some comments on the free cash dynamics? FEBRUARY 11, 2022 / 1:00PM, MG.TO - Q4 2021 Magna International Inc Earnings Call 14 REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2022 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 'Refinitiv' and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies.

Patrick W. D. McCann - Magna International Inc. - Executive VP & CFO So yes, just on the free cash flow, again, I think when you put in perspective of the range we're talking for CapEx, I think that investment is pretty significant compared to the delta in profitability . Yes, and (inaudible) passed it over to me here . So when you think about our capital spending, the other piece we have to consider is -- we talked about capital, and this would be capital where if you go to a plant and the (inaudible) say Magna on it, there's another significant increase and it's primarily when we get into the megatrend areas . When you talk about battery enclosures, there's a significant amount of investment of customer - owned [tool] . And when we're guiding that number out, we're seeing a $ 50 million to $ 75 million increase in that number as well . Louis Tonelli - Magna International Inc. - VP of IR That's the other -- you see that in other assets. Operator We will get to our next question on the line from Mark Neville with Scotia Capital. Mark Neville - Scotiabank Global Banking and Markets, Research Division - Analyst I just want to make sure I understand and sort of to go back on this, what's happening in complete vehicles? So volumes will be flat . Sales are down, but that's Fisker accounting but you also have the BMW rolling off in 2024 . Is that correct? Louis Tonelli - Magna International Inc. - VP of IR BMW rolls off late in '23, the second half of 2023. Mark Neville - Scotiabank Global Banking and Markets, Research Division - Analyst Okay. And is there a different accounting for Fisker, is that right too? Louis Tonelli - Magna International Inc . - VP of IR Yes, we talked about even last year, we're accounting for it on a value - added basis . That said, a lot lower unit -- price per unit than we are with the rest of our programs, including BMW 5 Series . Engineering is also down a little bit than we are [expecting] . We've been generating a lot of engineering revenues, and we're expecting that to come off a little bit from the high levels we've seen over the last couple of years . Mark Neville - Scotiabank Global Banking and Markets, Research Division - Analyst Okay. Given the Fisker accounting, if it's just value - add, wouldn't sort of -- shouldn't we assume or wouldn't normally the margin be higher? Louis Tonelli - Magna International Inc . - VP of IR Yes, it's (inaudible) higher . There are still some elements in there of goods that are included in the unit price, which keeps the margin down a little bit, but it is higher . It's just a lot of factors that are going through that line . And we actually highlighted a few of them in the appendix there, but it's more than just that Fisker that's going in there . (inaudible) there's some input costs that are impacting the margin, et cetera . FEBRUARY 11, 2022 / 1:00PM, MG.TO - Q4 2021 Magna International Inc Earnings Call 15 REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2022 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 'Refinitiv' and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies.

Mark Neville - Scotiabank Global Banking and Markets, Research Division - Analyst Okay . Pat, you mentioned some -- just -- you throwed some numbers in terms of inflationary pressures, I think you said $ 275 million for 2022 . I missed the split . Patrick W . D . McCann - Magna International Inc . - Executive VP & CFO Yes, so -- just to be clear, so it's $ 275 million incremental versus ' 21 on a net basis and the split is $ 190 million on commodities or third - party costs . And then $ 85 million would be primarily labor . Mark Neville - Scotiabank Global Banking and Markets, Research Division - Analyst Okay . I'm just curious what -- sort of what steps you can take, if any, surrounding the labor and energy? Again, I appreciate commodities move around, but I guess labor feels a little more structural . So what are some of the things you can do to sort of push that through or deal with that? Seetarama Swamy Kotagiri - Magna International Inc . - CEO & Director It's a mix, I would say, right? Some of it is continuing discussions with the customers, looking at productivity improvements within the -- within our operations . It's not one answer . We look at continuous improvements in (inaudible) and that's an ongoing exercise going forward to it . And some of it will be recovered in the new quotes as we go forward . Mark Neville - Scotiabank Global Banking and Markets, Research Division - Analyst Okay . One last question . Just in the 2024 outlook, I understand there's no comments around M&A, but just curious to get your updated thoughts there? Seetarama Swamy Kotagiri - Magna International Inc . - CEO & Director Yes . I think like I always said, we look at the geography, the customer and the product strategy overall and try to look at what is the right way to go at either organic or inorganic . And the answer happens to be inorganic . Then, we look at what's the right approach to do that . Vincent Joseph Galifi - Magna International Inc . - President Mark, it's Vince . First time I'm going to say something on this call, kind of more of my area looking at overall strategic initiatives with Swamy . On the M&A front, we typically do not build anything into our outlook, right? We only built in M&A that has happened or we've got a contract in place . So certainly, with the strength of our cash flow, our balance sheet strength and what's happening in the industry and the evolution of how well we're positioned, we obviously, as you can imagine, look at a whole bunch of things, and we have an overall strategic approach to our business . And with the right opportunities, you shouldn't be surprised if we do use our balance sheet . We've used in the past . I expect we're going to continue to use it in the future to strengthen our overall product portfolio to support our customers . Operator We'll get to our next question on the line from Mark Delaney with Goldman Sachs . FEBRUARY 11, 2022 / 1:00PM, MG.TO - Q4 2021 Magna International Inc Earnings Call 16 REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2022 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 'Refinitiv' and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies.

Mark Trevor Delaney - Goldman Sachs Group, Inc . , Research Division - Equity Analyst The company's outlook for global auto production looks pretty consistent with IHS . It is above some of the other auto Tier 1 supplier guidance . And so I'm hoping you can elaborate a bit more on how you're driving your outlook for production? How closely does it align with the OEM forecast that you're being given? And are you trying to factor in any conservatism given all of the supply chain issues? Louis Tonelli - Magna International Inc . - VP of IR I think if you look at ' 22 , our outlook on a global basis is about 6 % growth versus ' 21 . In North America and Europe, I think we're a little bit more aligned . If you look at the ' 24 , my reflection is that we're still a little bit conservative relative to IHS, at least in North America and Europe . So I mean, if you look at external forecasters, we definitely have our ear to the ground, at least in the short term, of what we're hearing from our groups and what they're hearing from their customers . So I mean, it's a combination . We have to put a stake in the ground at a point in time, and we don't know, of course, what others are doing . We'll look at the analyst roll in there where you guys are right, what you guys are expecting, when we come up with a collective view on outlook and then we finish our plans . That's kind of how we do it . Mark Trevor Delaney - Goldman Sachs Group, Inc . , Research Division - Equity Analyst Got it . That's helpful . And then my second question was on Optimus Ride, an acquisition the company did relatively recently . Maybe you can talk a bit more on the assets and [IP] that, that acquisition is bringing into Magna and how you plan to incorporate it into the development of the company overall? Seetarama Swamy Kotagiri - Magna International Inc . - CEO & Director Mark, we've talked about continuing to look at different areas based on product strategy, and we have done a few things to continue to strengthen our foundation in ADAS and software in general . And with this acquisition, we welcomed about 130 employees there, had -- we thought the capabilities and the knowledge they had would add to what we're doing in the future function development and so on . Not commenting specifically on the [IP], but it really adds to the depth of the software in general and the ADAS piece in specific . And we will maintain the office in Boston . It's a rich area in terms of the ecosystem of economic institutions and just the software talent, so we'll continue to grow that as a region . Operator We'll get to our next question on the line from Colin Langan from Wells Fargo . Colin M . Langan - Wells Fargo Securities, LLC, Research Division - Senior Equity Analyst I'm a little surprised by the commodity cost increase going from $ 50 million to $ 190 million, particularly if steel is heading in a downward direction or it has been . What are the big components of that $ 190 million increase if it's not steel? FEBRUARY 11, 2022 / 1:00PM, MG.TO - Q4 2021 Magna International Inc Earnings Call 17 REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2022 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 'Refinitiv' and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies.

Patrick W . D . McCann - Magna International Inc . - Executive VP & CFO Colin, it's Pat again . So when you think about the commodity increase, I think I've covered off a few of the major items . Obviously, resins, we have much less resin on a resale program or indexing program . Just given the nature of the product, it's a harder -- it's a harder product to hedge against . So resin is obviously a big part of it . The other big part is energy that's flowing through . We're seeing that in Europe on a lot of the -- like a lot of the input costs . What we're seeing as well is when we look at energy and some of the input costs, they're coming through the supply base as well in the form of surcharges, which are a little bit harder to control . Specifically regarding steel, if you think about steel, and I understand steel prices have been coming off pretty steadily since towards the end of Q 3 of last year, really, the timing of your contract and when you lock in, it's going to drive a lot of that value . So it's a bit of a three - party negotiation when you're dealing with your customers and the mills and we're in the middle . And when you lock in those contracts it really drives the steel pricing on a year - over - year basis . Louis Tonelli - Magna International Inc . - VP of IR The prices coming down in the scrap sales are a little as well, and that's kind of baked into there as well . Colin M . Langan - Wells Fargo Securities, LLC, Research Division - Senior Equity Analyst Okay . And when I look at growth over market and if you look at ' 21 to ' 22 and I take out assembly, I'm coming up with something like an 11 % growth . With your outlook for North America and Europe, up 16% . It seems like you're underperforming this year . Is that right? And is that just assuming some sort of platform mix drag relative to geographic benefit? What sort of -- one, are you actually underperforming the market this year? And then two, is that add any color on what platforms maybe you're dragging that growth over the market down? Louis Tonelli - Magna International Inc . - VP of IR Well, I don't think there's any particular classic, we give a range for our growth rates . And last year, we were kind of thinking the same thing . So we started the year kind of close to flat and we ended up at plus 4% , so the base is higher . But it's just the mix of programs that we have in the business that's driving the position . We still think excluding Steyr, we had growth in the entire period . We've also got a crystal that, sorry -- we've also got a disposition that we did in 2021 , which is impacting overall sales . Colin M . Langan - Wells Fargo Securities, LLC, Research Division - Senior Equity Analyst Okay . And anything in particular in Power & Vision? That one seems to have the lowest growth year - over - year . Louis Tonelli - Magna International Inc . - VP of IR Power & Vision, in particular, has really strong growth over market over the last couple of years . We are 9 % over the market in 2020 and 4 % last year . So the base is certainly high there . And we have businesses in Power & Vision that are pretty established and so it isn't always going to grow fast in the market . And it just depends on the year, just the mix of programs and business . Operator We'll get to our next question on the line from Rod Lache from Wolfe Research . FEBRUARY 11, 2022 / 1:00PM, MG.TO - Q4 2021 Magna International Inc Earnings Call 18 REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2022 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 'Refinitiv' and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies.

Shreyas Patil - Wolfe Research, LLC - Research Analyst This is Shreyas on for Rod . Just following up on that Power & Vision question . So it obviously has a lot of the secular growth elements in the business and like ADAS and e - Drive . And you talked about consolidated revenues up 9 % to 10 % through 2024 . The market is up 9% . So a little bit of outgrowth . And I realize the JV part of the business is growing rapidly . But are there parts of the Power & Vision business that you expect will grow a lot slower over these next few years and maybe even shrink that you can talk about? Seetarama Swamy Kotagiri - Magna International Inc . - CEO & Director The Power & Vision has -- we have the mechatronics mirrors, lighting, ADAS . And in the powertrain, it's a combination of our transmission business and all - wheel drive, 4 - wheel drive and the e - Drives . So there's kind of some of the areas which are growing fast, as we talk about with the rest of the market . Some of them are stable and have a very long runway for the next 10 years, which gives the stability, but those things are not growing as much as the other areas . We cannot look specifically at each of the product lines . For example, the mirrors, that continue to grow with the market . Every vehicle has that . But we are looking at the combination of the mirrors and electronics in the driver monitoring system . So that's turning out to be a new product line . So you can't really put a specific number on each one of these things . It's a mix . And I think as time goes on, it evolves, right? Some product lines will evolve faster than the other . Louis Tonelli - Magna International Inc . - VP of IR And the second, they're seeing the fastest growth in unconsolidated sales and it's Power & Vision group right, due to the LG joint venture and HASCO joint venture in particular . Shreyas Patil - Wolfe Research, LLC - Research Analyst Okay . And then you mentioned engineering spending is growing to $ 900 million -- megatrend engineering spending is growing $ 900 million in 2022 . What was that spending in ' 21 ? And what are you assuming for 2024 ? Seetarama Swamy Kotagiri - Magna International Inc . - CEO & Director We're talking about average annual numbers for the planned period. So if you look at just these average annual numbers, I would say it's about a $300 million increase as an average from the last plan period to now. Louis Tonelli - Magna International Inc. - VP of IR Right. And that's gross spend. That's before recoveries and mark up. Seetarama Swamy Kotagiri - Magna International Inc. - CEO & Director Yes. FEBRUARY 11, 2022 / 1:00PM, MG.TO - Q4 2021 Magna International Inc Earnings Call 19 REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2022 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 'Refinitiv' and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies.

Shreyas Patil - Wolfe Research, LLC - Research Analyst Okay . So basically, you're saying that it would be up to $ 1 . 2 billion by 2024 versus the $ 900 million in ' 22 ? I just want to make sure . Seetarama Swamy Kotagiri - Magna International Inc . - CEO & Director No, we're just saying that we're expecting about $ 600 million on average overall in the last -- in our last outlook over the 3 - year period . And now there's an uptick to about $ 900 million on average over the last year on the growth side -- growth spend . Operator We'll get to our next question on the line from the line of Brian Johnson with Barclays . Brian Arthur Johnson - Barclays Bank PLC, Research Division - MD & Senior Equity Analyst A lot of my questions have been grained already . So I want to ask kind of a bigger picture one . One of your large competitors that is considered role - model of the industry, Aptiv, recently made a large and fickly expensive software acquisitions . So -- and maybe there's a chance for Vince to talk a bit . How are you thinking about the role of software overall at Magna and potentially the need for acquisitions, which, of course, have been very common in multi - industry space to help you get there? Seetarama Swamy Kotagiri - Magna International Inc . - CEO & Director Yes . I think Brian, software is such a wide topic, and it is put under a broad umbrella . And if you look at the software capabilities and application, it's different in different product areas . But for sure, what you said is true that software will define a large part of the vehicle going forward . Given that overall statement, we continue to look at what software and what role does it play, whether it's ADAS or whether it's mechatronics, whether it's powertrain and so on . So we continue to look at each of the specific areas of what the application software capabilities are . And therefore, the investments, whether organic or inorganic to complement that . At a base level, there are some of the electrical architecture like we did with Fisker or with our Steyr business . We continue to look at the holistic view of what the vehicle is going to be, and we continue to add to that capability, right? So I think one of the unique things in Magna, which I think should be considered a role model is how we can actually integrate and think holistically of a whole vehicle and what each system means, right? So that's how we look at it . Brian Arthur Johnson - Barclays Bank PLC, Research Division - MD & Senior Equity Analyst And does that mean you would want to be active across the software stack? Or are you thinking about specific domains or applications where you really want to focus your software expertise? Seetarama Swamy Kotagiri - Magna International Inc . - CEO & Director We believe that we have to have a system viewpoint given our engineering -- full vehicle engineering and full vehicle manufacturing . And given the domains that we have, we look at domain specificity also, right? So given our portfolio, we continue to look at all of them . And how the stack develops and what OEMs will take on versus what the suppliers will take on is evolving, and we continue to track that . FEBRUARY 11, 2022 / 1:00PM, MG.TO - Q4 2021 Magna International Inc Earnings Call 20 REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2022 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 'Refinitiv' and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies.

[Tell me] one more question . Operator Certainly . And we'll proceed with our final question from the line of Michael Glen from Raymond James . Michael W . Glen - Raymond James Ltd . , Research Division - Equity Research Analyst You made the comment on the 2022 guidance regarding the 1 H, 2 H dynamic . Can you just provide a little bit more clarity on like how different will the two periods be as we're modeling this up? Louis Tonelli - Magna International Inc . - VP of IR Sorry . We don't provide quarterly, that's how to look at the overall numbers, we don't provide quarterly guidance, but definitely the impact of the chips is going to have -- is going to skew what you normally see as a stronger first half versus the second half . Michael W . Glen - Raymond James Ltd . , Research Division - Equity Research Analyst Okay . Because coming at like Q 4 , at the end of the day was you came out at $ 1 . 30 in EPS, and that was kind of well ahead of what consensus was forecasting . So are you expecting something different in Q 1 versus what you saw in Q 4 ? Does it get a little -- is there a little more pressure in Q 1 that starts to take place? Louis Tonelli - Magna International Inc . - VP of IR Yes . We're not going to get into the details of just trying to walk from, let's say, the earnings, sort of margins in Q 4 versus Q 1 . We don't provide that outlook . So like I said, it's more -- the direction is more related to the volumes in the first half versus the second half . We can't get into the details of what we expect in the first quarter or the first half on margins . Michael W . Glen - Raymond James Ltd . , Research Division - Equity Research Analyst Okay . And just some thoughts on given where the free cash flow outlook is? Some thoughts on how you would proceed with the buyback in 2022 ? Patrick W . D . McCann - Magna International Inc . - Executive VP & CFO Mike, we do have an open NCIB where we're able to buy up the 10 % of our shares at any point in time . We have been active in the market . In the quarter just past, we did purchase $ 250 million . I think it's going to be consistent with our liquidity or our financial strategy, which is -- our # 1 priority is to grow the business organically, inorganically . And if opportunities are not there, we're going to continue with the share buyback . When I think about the share buyback, what's nice about the buyback is we could turn it off . So if we do have an opportunity that comes up that is significant, we can turn it off and we have turned it off in the past . When we have looked at acquisitions, I think we're not going to change that strategy going forward . FEBRUARY 11, 2022 / 1:00PM, MG.TO - Q4 2021 Magna International Inc Earnings Call 21 REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2022 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 'Refinitiv' and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies.

Vincent Joseph Galifi - Magna International Inc . - President Yes, Michael, it's Vince, just to add to that . I mean I've been part of this capital strategy kind of and how we evolve it over the years, it's been pretty consistent kind of -- we look at the leverage ratio . We look at the macroeconomic environment . We look at the opportunities that we see, and we've got to make sure we have enough liquidity . And to the extent that there's excess liquidity, we've demonstrated over time that we'll return that to shareholders by way of buybacks . But as Pat talked about, I think with the buyback you've got flexibility turned on and off depending on the situation and our strategy in that area hasn't changed . Operator Mr . Kotagiri, there are no further questions . I'll turn it back to you . Seetarama Swamy Kotagiri - Magna International Inc . - CEO & Director Thank you . Thanks, everyone, for listening in . I know we have had 2 straight years with difficult production environment and industry challenges still continue to persist . However, we remain confident in the strength of our business model and our ability to grow and generate earnings and free cash flow to create significant long - term value for our shareholders . We stay focused on executing our go - forward strategy and look forward to seeing many or all of you in Detroit at our investor event in May . Stay safe, stay healthy and enjoy the rest of your day . Operator Thanks very much, and thank you, everyone . That does conclude the conference today . We thank you for your participation . You may disconnect your lines . Have a good day everyone . DISCLAIMER Refinitiv reserves the right to make changes to documents, content, or other information on this web site without obligation to notify any person of such changes . In the conference calls upon which Event Transcripts are based, companies may make projections or other forward - looking statements regarding a variety of items . Such forward - looking statements are based upon current expectations and involve risks and uncertainties . Actual results may differ materially from those stated in any forward - looking statement based on a number of important factors and risks, which are more specifically identified in the companies' most recent SEC filings . Although the companies may indicate and believe that the assumptions underlying the forward - looking statements are reasonable, any of the assumptions could prove inaccurate or incorrect and, therefore, there can be no assurance that the results contemplated in the forward - looking statements will be realized . THE INFORMATION CONTAINED IN EVENT TRANSCRIPTS IS A TEXTUAL REPRESENTATION OF THE APPLICABLE COMPANY'S CONFERENCE CALL AND WHILE EFFORTS ARE MADE TO PROVIDE AN ACCURATE TRANSCRIPTION, THERE MAY BE MATERIAL ERRORS, OMISSIONS, OR INACCURACIES IN THE REPORTING OF THE SUBSTANCE OF THE CONFERENCE CALLS . IN NO WAY DOES REFINITIV OR THE APPLICABLE COMPANY ASSUME ANY RESPONSIBILITY FOR ANY INVESTMENT OR OTHER DECISIONS MADE BASED UPON THE INFORMATION PROVIDED ON THIS WEB SITE OR IN ANY EVENT TRANSCRIPT . USERS ARE ADVISED TO REVIEW THE APPLICABLE COMPANY'S CONFERENCE CALL ITSELF AND THE APPLICABLE COMPANY'S SEC FILINGS BEFORE MAKING ANY INVESTMENT OR OTHER DECISIONS . © 2022 , Refinitiv . All Rights Reserved . FEBRUARY 11, 2022 / 1:00PM, MG.TO - Q4 2021 Magna International Inc Earnings Call 22 REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2022 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 'Refinitiv' and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies.